Exhibit 5

UNITED STATES DISTRICT COURT
sSOUTHERN DISTRICT OF NEW YORK

SABA CAPITAL MASTER FUND, LTD.,

Plaintiff,

v.

BLACKROCK ESG CAPITAL ALLOCATION TRUST; R. GLENN HUBBARD, W. CARL KESTER, CYNTHIA L. EGAN, FRANK J. FABOZZI, LORENZO A. FLORES, STAYCE D. HARRIS, J. PHILLIP HOLLOMAN, CATHERINE A. LYNCH, ROBERT FAIRBAIRN, and JOHN M. PERLOWSKI, in their capacity as Trustees of the BlackRock ESG Capital Allocation Trust,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No. Civ. COMPLAINT

Plaintiff Saba Capital Master Fund, Ltd. ( "Saba"), for its Complaint against defendants BlackRock ESG Capital Allocation Trust ("ECAT" or the "Trust"), R. Glenn Hubbard, W. Carl Kester, Cynthia L. Egan, Frank J. Fabozzi, Lorenzo A. Flores, Stayce D. Harris, J. Phillip Holloman, Catherine A. Lynch, Robert Fairbairn, and John M. Perlowski, in their capacity as trustees of ECAT (the "Trustee Defendants") (collectively with ECAT, "Defendants"), states as follows:

NATURE OF THE ACTION

1. This action arises from the Trustee Defendants' brazen misuse of corporate machinery to entrench themselves as members of ECAT's Board of Trustees (the "Board"). Seeking to avoid the prospect of being replaced, ECAT's Board adopted and maintained a bylaw provision that strips away any realistic prospect for a shareholder to elect trustees other than the entrenched incumbents. The Trustee Defendants' illegal bylaw holds challenger candidates to adifferent standard than they hold themselves: In an uncontested election in which the incumbents run for election unopposed, the bylaw requires that the incumbents garner only the vote of a plurality of the shares voted in the election. By contrast, in a contested election, a candidate must win the votes of a majority of all outstanding shares, which includes the shares represented by those who choose not to participate in the vote ("Entrenchment Bylaw").

2. The Entrenchment Bylaw denies Saba-or, for that matter, any shareholder-any meaningful opportunity to mount a challenge to the election of the Trustee Defendants. The Bylaw effectively guarantees that the election will "fail," i.e., that no nominee (neither Saba's nominees nor the incumbent Trustee Defendants) will receive the votes needed under the Entrenchment Bylaw to be elected. As a result, the Entrenchment Bylaw ensures that the Trustee Defendants will remain improperly in their seats as unelected "holdover" trustees in perpetuity-that is, until resignation or death.

3. ECAT has a recent, repeated history of failed elections, despite intense efforts to solicit votes. That history confirms that the voting standard established by the Entrenchment Bylaw is realistically unattainable, preclusive of the shareholder franchise, and operates to entrench the incumbent Trustee Defendants in their Board seats.

4. Saba brings this suit to vindicate its shareholder rights under the Investment Company Act of 1940 ("ICA"), in advance of ECAT's July 2024 annual shareholder meeting in which seven incumbent Trustee Defendants will stand for election-none of whom has ever previously been elected by a vote of ECAT's shareholders. On February 15, 2024, Saba provided ECAT with notice of its intent to nominate candidates to replace the seven Trustee Defendants up for election.

5. As confirmed by ECAT's failed 2023 elections, the application of the Entrenchment Bylaw's voting standard has preordained the results of the 2024 election as well: No candidate will be able to obtain the votes of a majority of all outstanding shares, and the seven Trustee Defendants will retain their seats as holdovers. The Entrenchment Bylaw thus continues to frustrate Saba's shareholder right, and the right of all shareholders, to elect trustees without improper interference from the incumbent Trustee Defendants.

6. By establishing a voting standard that deprives shareholders of any real, meaningful opportunity to elect Trustees, the Entrenchment Bylaw violates the requirement of § 16 of the ICA that all directors be "elected to that office by the holders of the outstanding voting securities of such company." 15 U.S.C. § 80a-16(a) (emphasis added).

7. By guaranteeing failed elections, and thereby keeping unelected incumbents (including incumbents who have never been elected by shareholders) in their Board seats as holdovers, the Entrenchment Bylaw further contravenes § 16's requirement that shareholders have a meaningful opportunity to elect trustees annually. See id. (mandating that directors be elected at "an annual . . . meeting" and that even classified boards be organized such that "the term of office of at least one class shall expire each year").

8. Application of the Entrenchment Bylaw to ECAT's anticipated July 2024 election further violates § 16's mandate that "at least two-thirds of the directors then holding office shall have been elected to such office by the holders of the outstanding voting securities of the company." See id. ("vacancies occurring between [shareholder] meetings may be filled in any otherwise legal manner if immediately after filling any such vacancy at least two-thirds of the directors then holding office shall have been elected to such office by the holders of the outstanding voting securities of the company at such an annual or special meeting"). ECAT's seven unelected incumbent Trustees-i.e., 70% of the Board-will remain on the Board when yet another election fails as a result of the Entrenchment Bylaw, in violation of § 16's requirement that, even when some Board seats are filled temporarily by means other than election, at least two- thirds of the Board must be elected by the shareholders.

9. The Entrenchment Bylaw also violates the requirements of § 18(i) of the ICA that every share of issued stock be a "voting stock," which the statute defines as stock that "presently entitl[es] the owner or holder thereof to vote for the election of directors of a company." 15 U.S.C. §§ 80a-18(i), 80a-2(a)(42). The preclusive voting standard imposed by the Entrenchment Bylaw effectively deprives any shareholder of the ability to vote for the election of directors. Additionally, by giving disproportionate voting rights to the minority of shares cast in favor of the incumbent Trustees, the Entrenchment Bylaw is contrary to § 18(i)'s requirement that every stock "have equal voting rights with every other outstanding voting stock." 15 U.S.C. § 80a-18(i).

10. The Trustee Defendants' efforts to entrench themselves in power run directly contrary to the ICA's policies and purposes, including its stated purpose of protecting shareholders from investment companies that (1) are "organized, operated, [or] managed . . . in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof" and (2) "issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities." 15 U.S.C. §§ 80a-1(b)(2), (3).

11. To prevent the Trustee Defendants from continuing with their brazen assault on Saba's shareholder franchise, Saba respectfully requests that the Court declare that the Entrenchment Bylaw violates §§ 16 and 18(i) of the ICA and rescind the illegal Bylaw pursuant to § 46(b) of the ICA.

PARTIES

12. Plaintiff Saba is a Cayman Islands exempted company that, with other investment funds, are collectively the beneficial owners of 25.89% of ECAT.

13. Defendant BlackRock ESG Capital Allocation Trust is a Maryland business trust, listed on the New York Stock Exchange under ticker symbol "ECAT," which conducts substantial business in New York.

14. Defendant R. Glenn Hubbard is a citizen of New York, a current trustee of ECAT, and has been a trustee of a complex of approximately 70 funds managed by BlackRock Investors, LLC ("BlackRock funds") since 2007.

15. Defendant W. Carl Kester is a citizen of Massachusetts, a current trustee of ECAT, and has been a trustee of the BlackRock funds since 2007.

16. Defendant Cynthia L. Egan is a citizen of Florida, a current trustee of ECAT, and has been a trustee of the BlackRock funds since 2016.

17. Defendant Frank J. Fabozzi is a citizen of Maryland, a current trustee of ECAT, and has been a trustee of the BlackRock funds since 2007.

18. Defendant Lorenzo A. Flores is a citizen of California, a current trustee of ECAT, and has been a trustee of the BlackRock funds since 2021.

19. Defendant Stayce D. Harris is a citizen of California, a current trustee of ECAT, and has been a trustee of the BlackRock funds since 2021.

20. Defendant J. Phillip Holloman is a citizen of Ohio, a current trustee of ECAT, and has been a trustee of the BlackRock funds since 2021.

21. Defendant Catherine A. Lynch is a citizen of Virginia, a current trustee of ECAT, and has been a trustee of the BlackRock funds since 2016.

22. Defendant Robert Fairbairn is a citizen of New York, a current trustee of ECAT, and has been a trustee of the BlackRock funds since 2018.

23. Defendant John M. Perlowski is a citizen of New Jersey, a current trustee of ECAT, and has been a trustee of the BlackRock funds since 2015.

JURISDICTION AND VENUE

24. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, 28 U.S.C.A. § 1331, and 28 U.S.C. § 1391(b).

25. This Court has personal jurisdiction over ECAT because it has sufficient minimum contacts within the District as to render the exercise of jurisdiction over Defendants by this Court permissible under traditional notions of due process; 15 U.S.C. § 80a-43, including because Defendants transact business in this District; and the law of the State of New York, including N.Y. C.P.L.R. § 302, including by conducting continuous and systematic business in this District, by causing harm to Saba in this District, and because this action arises out of events and transactions in this District.

26. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28

U.S.C. §§ 1391(b)-(c) because ECAT transacts business in this District, a substantial part of the events giving rise to the claim occurred in this District, Saba has been harmed in this District, and the Defendants are subject to personal jurisdiction in this District.

27. Saba recently brought suit against ECAT in this District, also asserting claims under the ICA to obtain rescission of another one of ECAT's unlawful bylaw provisions. In that case, this Court denied ECAT's efforts to dismiss the case from this District pursuant to ECAT's forum selection clause, because that clause "categorically excludes claims 'arising out of or in connection with the federal securities laws.'" Saba Cap. Master Fund, Ltd. v. ClearBridge Energy Midstream Oppor. Fund Inc., No. 23-CV-5568 (JSR), 2023 WL 6279934, at *9 (S.D.N.Y. Sept. 26, 2023).

FACTUAL ALLEGATIONS

ECAT's Underperforming Trustees and the Entrenchment Bylaw

28. ECAT is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended.

29. ECAT was first registered with the Securities and Exchange Commission ("SEC") on or around May 28, 2021. ECAT filed subsequent amended registration statements with the SEC.

30. All ten of the current Trustee Defendants were appointed at the Trust's inception to serve on the classified Board, which is divided into three classes.

31. In July 2022, in an uncontested election, one class of the Trustee Defendants (Frank J. Fabozzi, J. Phillip Holloman, and Robert Fairbairn), were "elected" to their seats by a vote of a plurality of the shares voted.

32. In August 2023, after multiple failed elections with insufficient votes to even reach quorum, a second class of the Trustee Defendants (Cynthia L. Egan, Stayce D. Harris, Lorenzo A. Flores, and Catherine A. Lynch) continued in their seats as unelected holdovers.

33. The remaining three Trustee Defendants (R. Glenn Hubbard, W. Carl Kester, and John M. Perlowski) have never stood for election by ECAT's shareholders and will be up for election for the first time in the upcoming July 2024 annual shareholder meeting.

34. ECAT has a history of underperformance. It trades at a significant discount to its Net Asset Value ("NAV")-i.e., shares of ECAT are worth less than the combined value of the assets it owns. From January 1, 2022 to December 31, 2023, ECAT's average discount to NAV was 14.3%. The discount to NAV has been as large as 20% in 2023. ECAT's perpetual discount level since its inception indicates that the market does not have faith in its ability to add to shareholder value. The Board has also done little to address this poor performance or to lessen ECAT's discount to NAV.

35. Notwithstanding its inability to add shareholder value, the Board has entrenched itself in office by maintaining the illegal Entrenchment Bylaw that has stripped shareholders of a meaningful opportunity to elect new trustees who can effect change.

36. ECAT's Bylaws deprive Saba-or any shareholder-of any meaningful opportunity to elect Trustees. Section 11(b) of the Bylaws impose a realistically unattainable standard only in elections in which shareholders actually exercise the franchise-i.e., vote on competing trustee candidates-and not in elections where the incumbent trustees run unopposed.

37. Specifically, Section 11(b), i.e., the Entrenchment Bylaw, states: "(i) with respect to the election of Directors, other than a Contested Election, the affirmative vote of a plurality of the Shares represented in person or by proxy at any meeting at which a quorum is present shall be the act of the shareholders with respect to such matter, (ii) with respect to a Contested Election, the affirmative vote of a majority of the Shares outstanding and entitled to vote with respect to such matter at such meeting shall be the act of the shareholders with respect to such matter" (emphasis added).

38. If no candidate can garner the vote of a majority of the outstanding shares required to elect Trustees pursuant to the Entrenchment Bylaw, then the incumbents keep their seats as "holdovers."

39. Under the Entrenchment Bylaw, all shares that are not voted in a contested election are effectively counted as a vote for the incumbent, and shares that vote in favor of the incumbents enjoy disproportionate voting rights and more power to elect trustees than a majority of shares cast in favor of challengers.

40. The Entrenchment Bylaw ensures that the incumbent Trustees will improperly remain in their seats in perpetuity-that is, until resignation or death-either as unelected "holdover" trustees after a failed contested election, or as trustees "elected" by default in an uncontested election.

ECAT's History of Failed Elections Under the Entrenchment Bylaw

41. Four Trustee Defendants (Cynthia L. Egan, Lorenzo A. Flores, Stayce D. Harris, and Catherine A. Lynch) were up for election in a July 10, 2023 annual meeting of ECAT's shareholders. In advance of that election, Saba nominated four trustee candidates to replace these incumbents up for election.

42. ECAT and Saba engaged in intense proxy solicitation campaigns-including by mail and in the media-leading up to the July 10, 2023 shareholder meeting. Between May 5, 2023, when Saba filed its preliminary proxy statement with the SEC, and July 10, 2023, the initially scheduled date of the shareholder meeting, Saba and ECAT filed nearly 30 proxy-related filings with the SEC.

43. The immense resources poured into proxy solicitation proved insufficient to turn out enough votes even to reach quorum to hold the scheduled July 10, 2023 shareholder meeting, let alone for any candidate to achieve the 50%-of-outstanding-shares standard enshrined by the Entrenchment Bylaw.

44. Without enough votes for even a quorum, on July 11, 2023, ECAT adjourned the shareholder meeting to July 25, 2023.

45. Active proxy solicitation efforts continued following the adjournment.

46. The July 25, 2023 meeting, however, was once again adjourned to August 7, 2023 after ECAT failed to reach a quorum yet again.

47. When ECAT failed to turn out enough votes to reach quorum for a third time, ECAT called off the 2023 election altogether and the four Trustee Defendants up for election remained in their seats as unelected holdovers.

48. The illegal, preclusive nature of the Entrenchment Bylaw is confirmed by the outcome of ECAT's recent, repeated failed elections.

BlackRock's Hypocrisy about the Entrenchment Bylaw

49. ECAT is managed by BlackRock Advisors, LLC, which is a subsidiary of BlackRock, Inc. ("BlackRock").

50. BlackRock is a self-proclaimed leader in corporate governance and periodically publishes the BlackRock Investment Stewardship Global Principles ("BlackRock Principles") and BlackRock Investment Stewardship Proxy Voting Guidelines for U.S. Securities ("BlackRock Voting Guidelines") with recommendations and guidelines on how investors should vote to protect their interests and promote "sound corporate governance."1

51. In the BlackRock Principles, BlackRock notes that shareholders have "certain fundamental rights" and "should have the right to: Elect, remove, and nominate directors." It continues that "shareholder voting rights should be proportionate to economic ownership-the principle of 'one share, one vote' helps to achieve this balance."

52. The BlackRock Principles further emphasize that "directors should stand for election on a regular basis, ideally annually. In our experience, annual director elections allow shareholders to reaffirm their support for board members and/or hold them accountable for their decisions in a timely manner."

____________________

1 https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-engprinciples-global.pdf; https://www.blackrock.com/corporate/literature/fact-sheet/blk- responsible-investment-guidelines-us.pdf.

53. Meanwhile, the BlackRock Voting Guidelines contain issue-specific proxy voting guidelines on "boards and directors" and "shareholder protections," including the following:

• Classified Board of Directors/Staggered Terms: "Directors should be re-elected annually; classification of the board generally limits shareholders' rights to regularly evaluate a board's performance and select directors."

• Majority Vote Requirements: "Directors should generally be elected by a majority of the shares voted. We note that majority voting may not be appropriate in all circumstances, for example, in the context of a contested election or those with concentrated ownershipstructures."

• Contested Director Elections and Special Situations: "We will evaluate the actions that the company has taken to limit shareholders' ability to exercise the right to nominate dissident director candidates, including those actions taken absent the immediate threat of a contested situation. [BlackRock] may take voting action against directors where those actions are viewed as egregiously infringing on shareholder rights."

54. While BlackRock espouses these principles when it is an investor or shareholder, it has different standards when it acts as fund manager. For example, the ECAT Trustees serve staggered terms and stand for election only every three years-in blatant contradiction to its own recommendation that directors stand for reelection annually. And-in direct contradiction to BlackRock's recommendation that directors be elected by a "majority of the shares voted"-the Entrenchment Bylaw imposes an unattainable "majority of the shares outstanding" standard for challengers who dare try to unseat the incumbent Trustees.

FIRST CLAIM FOR RELIEF

(Rescission Under the Investment Company Act)

55. Saba repeats and realleges each of the allegations contained in paragraphs 1 through 54 above as if set forth in full herein.

56. The ICA provides a private right of action for a party to a contract that violates the ICA to seek rescission of that violative contract. Saba Cap. Cef Oppors. 1, Ltd. v. Nuveen Floating Rate Income Fund, 88 F.4th 103, 115 (2d Cir. 2023).

57. ECAT's Bylaws constitute a binding contract between Saba and ECAT.

58. The Entrenchment Bylaw violates the ICA by establishing a standard that deprives shareholders of any meaningful opportunity to elect trustees, and makes it realistically unattainable for challengers to unseat incumbent trustees, thereby allowing incumbents who are not elected to that office to serve as trustees on ECAT's Board. This standard contravenes the ICA's mandate that "[n]o person shall serve as a director of a registered investment company unless elected to that office by the holders of the outstanding voting securities of such company," and that directors stand for election annually or, at minimum, that "the term of office of at least one class [of directors] shall expire each year." 15 U.S.C. § 80a-16. Applying the standard at ECAT's 2024 annual meeting, at which seven unelected incumbent Trustee Defendants will be up for election, also violates the ICA's mandate that "at least two-thirds of the directors then holding office shall have been elected to such office by the holders of the outstanding voting securities of the company." Id.

59. The Entrenchment Bylaw also violates the ICA's mandate that all stock must "presently entitl[e] the owner or holder thereof to vote for the election of directors of a company." 15 U.S.C. §§ 80a-18(i), 80a-2(a)(42). The preclusive voting standard imposed by the Entrenchment Bylaw effectively deprives any shareholder of the ability to vote for the election of directors. And, by allowing incumbent trustees to retain their Board seats even after they receive fewer votes than their challengers, the Entrenchment Bylaw effectively gives the votes cast in favor of incumbent trustees more voting rights and power than votes cast for the challengers-in violation of § 18(i)'s requirement that all common shares "have equal voting rights with every other outstanding voting stock." 15 U.S.C. § 80a-18(i).

60. Absent relief from the Court, Saba will be irreparably harmed by the Entrenchment Bylaw.

61. Saba has no adequate remedy at law.

SECOND CLAIM FOR RELIEF

(Declaratory Judgment)

62. Saba repeats and realleges each of the allegations contained in paragraphs 1 through 61 above as if set forth in full herein.

63. The Entrenchment Bylaw prevents Saba from exercising its right as shareholder to elect trustees to the Board of ECAT annually, to hold shares in a fund where at least two-thirds of the Board have been elected by the shareholders at an annual or special meeting, and to acquire and vote stock in ECAT with the "equal voting rights" to which such shares are entitled.

64. By adopting, maintaining, and implementing the Entrenchment Bylaw, Defendants have created a substantial and immediate controversy between the parties, of sufficient immediacy and reality to warrant declaratory relief, as to whether doing so violates § 16 and § 80a-18(i).

65. Accordingly, Saba seeks a declaratory judgment under 28 U.S.C. § 2201 et seq. to determine its rights and obligations, including whether the Entrenchment Bylaw is illegal under 15 U.S.C. § 80a-16 and § 80a-18(i), and void pursuant to 15 U.S.C. § 80a-46(a).

REQUEST FOR RELIEF

WHEREFORE, Saba respectfully requests that this Court enter a judgment in its favor as follows:

a. Declaring that the Entrenchment Bylaw violates the ICA, 15 U.S.C. § 80a-16 and § 80a- 18(i);

b. Rescinding the Entrenchment Bylaw, pursuant to 15 U.S.C. § 80a-46(b);

c. Declaring the Entrenchment Bylaw void, pursuant to 15 U.S.C. § 80a-46(a);

d. Preliminarily and permanently enjoining Defendants, their agents and representatives, and all other persons acting in concert with them, from applying the Entrenchment Bylaw; and

e. Such other and further relief as the Court may deem necessary and proper.

DEMAND FOR JURY TRIAL

Pursuant to Rule 38 of the Federal Rules of Civil Procedure, Plaintiff hereby demands a trial by jury as to all issues so triable.

Dated: New York, New York March 6, 2024

Respectfully submitted,

/s/ Mark Musico
Mark P. Musico (SDNY No.: MM8001)
Jacob W. Buchdahl (SDNY No.: JB1902)
Y. Gloria Park (SDNY No.: GP0913)
SUSMAN GODFREY LLP
1301 Avenue of the Americas, 32nd Floor
New York, NY 10019
Tel: 212-336-8330
Fax: 212- 336-8340
mmusico@susmangodfrey.com
jbuchdahl@susmangodfrey.com
gpark@susmangodfrey.com

Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I hereby certify that on March 6, 2024, I caused the foregoing to be electronically filed with the Clerk of the Court using CM/ECF, which will send notification of such filing to all registered participants.

/s/ Gloria Park

Gloria Park